Exhibit 99.1

Hydro One is investing in critical infrastructure to energize life in northeast and eastern Ontario

Directive from the Government of Ontario will drive the development and construction of transmission infrastructure to support economic growth and Reconciliation in the province

SAULT STE. MARIE, ON, October 23, 2023 – Today, the Minister of Energy has directed the Ontario Energy Board to amend Hydro One Networks Inc.’s (Hydro One) transmission license to develop and construct three new priority transmission lines to meet growing electricity demand in northeast and eastern Ontario. The three priority transmission lines will meet the needs of new and growing industries and help attract future jobs in these regions.

Hydro One and First Nations have been collaborating on early planning and will advance the development and construction phases of the projects together. First Nations have the opportunity to invest in a 50 per cent equity stake in the transmission line component of the projects once complete through Hydro One’s Equity Partnership model. Hydro One looks forward to continuing to work together as partners to support Ontario’s clean energy future.

The three priority transmission projects the government designated today will support capacity constraints and growing electricity demands in sectors including transportation, mining, steel, and manufacturing. The three designated priority projects are:

•	The Mississagi to Third Line – an approximately 75 km, 230-kilovolt transmission line between Mississagi Transformer Station (west of Sudbury) and Third Line Transformer Station (Sault Ste. Marie)

•	The Hanmer to Mississagi Line – an approximately 205 km, 500-kilovolt transmission line between Hanmer Transformer Station (Greater Sudbury) and Mississagi Transformer Station (west of Sudbury)

•

The Greater Toronto Area East Line – an approximately 50 km, 230-kilovolt transmission line between either Cherrywood Transformer Station (Pickering) or Clarington Transformer Station (Oshawa) and Dobbin Transformer Station (Peterborough)

To support the growing electricity demand, the Independent Electricity System Operator (IESO) has recommended that the three new transmission lines come into service no later than 2029.

More details about Hydro One’s projects can be found at: www.hydroone.com/major-projects

QUOTES

“Hydro One is pleased to work with Indigenous communities in the region and the government of Ontario to build these critical infrastructure projects that will help unlock Ontario’s clean energy future,” said David Lebeter, President and CEO, Hydro One. “With our long history of building and operating transmission lines in the province, we are confident that our resilient electricity network will enable unprecedented investments in the clean energy value chain, including clean steelmaking, mining, manufacturing and other sectors creating new jobs and driving Ontario’s competitive advantage.”

“Atikameksheng Anishnawbek has always looked to the future as guidepost in our growth and evolution as a community. We are elated that our Sister Nations along the North Shore have worked diligently in concert with us and Hydro One to bring these two transmission lines to fruition. We remain committed to our partnership with Hydro One and we thank them for the future benefits this project will bring to all our communities,” said Gimaa Craig Nootchtai, Atikameksheng Anishnawbek.

“The leadership of Batchewana First Nation are focused on accommodating the diverse needs of our communities. The equity partnership with Hydro One allows us to meet the growing electricity demands throughout our territories. We are encouraged to see the project advancing as quickly as it is and look forward to promoting future jobs for our people in this sector,” said Chief Mark McCoy, Batchewana First Nation.

“We’re building a made-in-Ontario supply chain that’s connecting the province’s critical minerals and clean steel in the north, to auto makers and battery manufacturers across Ontario,” said Todd Smith, Minister of Energy. “These three new transmission lines will power that vision, helping to electrify Algoma Steel’s conversion to electric arc furnace as well as new homes, critical mineral development, and other job creators in northeast and eastern Ontario.”

“Sault Ste. Marie is well-positioned for economic progress and population increases in the coming years,” said Matthew Shoemaker, Mayor, Sault Ste. Marie. “The designation of the transmission lines to Hydro One, from Sault Ste. Marie to Sudbury, with local First Nation partners, will help both decarbonize our local industries and make future job-creating investments in our region possible. This announcement represents badly needed progress, and I look forward to future projects supporting Sault Ste. Marie and all of Northern Ontario.”

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $31.5 billion in assets as at December 31, 2022, and annual revenues in 2022 of approximately $7.8 billion.

Our team of approximately 9,300 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2022, Hydro One invested approximately $2.1 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.9 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Leader™ by Electricity Canada.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.

Forward-Looking Statements and Information:

This press release and the application and investment plan to which it refers may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information: Media can contact Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868.